UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
National Holdings Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
636375107
(CUSIP Number)
December 27, 2011
(Date of Event Which Requires Filing of this Statement)
Steven Sugarman Managing Member COR Capital LLC 233 Wilshire Boulevard, Suite 830 Santa Monica, California 90401 (310) 526-8400
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐  .

SCHEDULE 13D
CUSIP No. 636375107	Page 2 of 25

1	NAME OF REPORTING PERSONS COR Securities Holdings Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 45-2884575
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,718 1
	8	SHARED VOTING POWER 8,034,718 2
	9	SOLE DISPOSITIVE POWER 8,034,718 3
	10	SHARED DISPOSITIVE POWER 8,034,718 4
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT 8,034,718

1   See response to Item 5(a) and 5(b).

2   See response to Item 5(a) and 5(b).

3   See response to Item 5(a) and 5(b).

4   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 3 of 25

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.23%5
14	TYPE OF REPORTING PERSON* CO, HC

5   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 4 of 25

1	NAME OF REPORTING PERSONS COR Equity Income Fund LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 27-042-0240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,6086
	8	SHARED VOTING POWER 13,6087
	9	SOLE DISPOSITIVE POWER 13,6088
	10	SHARED DISPOSITIVE POWER 13,6089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT 13,608

6   See response to Item 5(a) and 5(b).

7   See response to Item 5(a) and 5(b).

8   See response to Item 5(a) and 5(b).

9   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 5 of 25

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .06%10
14	TYPE OF REPORTING PERSON* IV, PN

10   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 6 of 25

1	NAME OF REPORTING PERSONS COR Capital LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 27-0420240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,048,32611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,048,32612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,048,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11   See response to Item 5(a) and 5(b).

12   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 7 of 25

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.28%13
14	TYPE OF REPORTING PERSON* OO

13   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 8 of 25

1	NAME OF REPORTING PERSONS Steven Sugarman S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,048,32614
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,048,32615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,048,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

14   See response to Item 5(a) and 5(b).

15   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 9 of 25

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.28%16
14	TYPE OF REPORTING PERSON* IN

16   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 10 of 25

1	NAME OF REPORTING PERSONS St. Cloud Capital Partners II, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 20-4615136
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375,00017
	8	SHARED VOTING POWER 3,375,00018
	9	SOLE DISPOSITIVE POWER 3,375,00019
	10	SHARED DISPOSITIVE POWER 3,375,00020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,000

17   See response to Item 5(a) and 5(b).

18   See response to Item 5(a) and 5(b).

19   See response to Item 5(a) and 5(b).

20   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 11 of 25

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%21
14	TYPE OF REPORTING PERSON* IV, PN

21   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 12 of 25

1	NAME OF REPORTING PERSONS SCGP II, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 20-4571163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,375,00022
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,375,00023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

22   See response to Item 5(a) and 5(b).

23   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 13 of 25

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.17%24
14	TYPE OF REPORTING PERSON* OO

24   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 14 of 25

1	NAME OF REPORTING PERSONS Marshall S. Geller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,050
	8	SHARED VOTING POWER 3,375,00025
	9	SOLE DISPOSITIVE POWER 61,050
	10	SHARED DISPOSITIVE POWER 3,375,00026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

25   See response to Item 5(a) and 5(b).

26   See response to Item 5(a) and 5(b).

SCHEDULE 13D
CUSIP No. 636375107	Page 15 of 25

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42%27
14	TYPE OF REPORTING PERSON* IN

27   Based on 20,446,704 shares of Common Stock outstanding as reported by the Issuer on August 15, 2011.

SCHEDULE 13D
CUSIP No. 636375107	Page 16 of 25

Item 1.	Security and Issuer

(a)	Name of Issuer:

National Holdings Corporation (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

120 Broadway,

27th Floor, New York, NY 10271.

(c)	Class of Security

Common Stock, par value $.02 per share of the Issuer (the “Common Stock”).

Item 2.	Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) COR Securities Holdings Inc. (“COR Securities”); (ii) COR Capital LLC (“COR Capital”); (iii) Steven Sugarman (“Mr. Sugarman”); (iv) COR Equity Income Fund LP (“COR Equity”); (v) St. Cloud Capital Partners II, L.P. (“STCL II”); (vi) SCGP II, LLC; and (vii) Marshall S. Geller (“Mr. Geller”).

This Schedule 13d amends the statements on Schedule 13D, as originally filed on January  23, 2006 and amended on September 18, 2006, February 22, 2007, June 22, 2007, April 2, 2008, June 30, 2008 and July 12, 2010 on behalf of St. Cloud Capital Partners, L.P., SCGP, LLC, St. Cloud Capital, LLC, STCL II, SCGP II, LLC and Marshall Geller.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of COR Securities, COR Capital, COR Equity and Mr. Sugarman is 233 Wilshire Boulevard, Suite 830, Santa Monica, CA, 90401.

The principal business address of  STCL II, SCGP II, LLC and Mr. Geller is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, CA, 90024.

(c)	Principal Occupation, Employment or Business:

The principal business of COR Securities is to act as a holding company.  The principal business of COR Capital is serving as an investment adviser to separately managed accounts.  The principal business of COR Equity is to invest in companies.  Mr. Sugarman serves as the managing member of COR Capital.

The principal business of STCL II is to invest in companies. The principal business of SCGP II, LLC is to act as the general partner of STCL II.  Mr. Geller is a venture capitalist and is the co founder of STCL II and the managing member of SCGP II, LLC.

SCHEDULE 13D
CUSIP No. 636375107	Page 17 of 25

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:
(1) COR Securities Holdings Inc. is a Delaware corporation.
(2) COR Capital LLC is a Delaware limited liability company.
(3) COR Equity Income Fund LP is a Delaware limited partnership
(4) Steven  Sugarman is a citizen of the United States.
(5) Each of the individuals listed on Appendix A is a citizen of the United Stated of
America.
(6) St. Cloud Capital Partners II, L.P. is a Delaware limited partnership.
(7) SCGP II, LLC is a Delaware limited liability company.
(8) Marshall S. Geller is a citizen of the United States.

Collectively the parties listed in this subsection (e) are referred to herein as the "Reporting Persons").

Item 3.	Source and Amount of Funds or Other Consideration.28

COR Securities’ beneficial ownership of Common Stock consists of (i) 2,004,083 shares of Common Stock (the “Shares”); (ii) 6,026 shares of Series C Preferred Stock (the “Preferred Stock”) of the Issuer ,which are convertible into an aggregate of 602,630 shares of Common Stock at a purchase price of $.050 per share (see agreements #4 and 5 of Item 6 below) ; (iii) warrants to purchase 62,500 shares of Common Stock at a purchase price of $0.75 per share (see agreement  #6 in Item 6 hereto); (iv) warrants to purchase 375,000 shares of Common Stock at a purchase price of $2.00 per share (see agreement #7 in Item 6 hereto); (v) warrants to purchase 468,750 shares of Common Stock at a purchase price of $1.25 per share (see agreement #8 in Item 6 hereto); (vi) warrants to purchase 602,630 shares of Common Stock at a purchase price of $0.50 per share (see agreement #9 in Item 6 hereto); (vii) warrants to purchase 250,000 shares of Common Stock at a purchase price of $0.50 per share and warrants to purchase 250,000 shares at a purchase price of $0.50 per share which warrants have additional vesting contingencies (the “June 2010 Warrants” referenced in Item 3 of Mr. Geller’s July 12, 2010 13D filing relating to the Issuer); and (viii) warrants to purchase  44,125 shares of Common Stock at a purchase price of $0.50 per share (see agreement #9 referenced in Item 6 below).  The warrants referred to in clauses (iii) through (viii) are herein collectively referred to as the “Warrants”.

Additionally, COR Securities acquired certain rights (see agreement #2 in Item 6 below) with respect to the two 10% Senior Subordinated Convertible Promissory Notes, each with a principal amount

28   The conversion prices, and consequent amounts of shares and percentages, deemed beneficially owned as set forth herein are to the best knowledge of the reporting persons based on information obtained from the sellers and the Issuer’s public filings. Such prices may be lower and such amounts may be higher, which differences, if any, will be disclosed by amendment as appropriate.

SCHEDULE 13D
CUSIP No. 636375107	Page 18 of 25

of $3,000,000 dated March 31, 2008 (see agreement #10 in Item 6 hereto, the “March Note”) and June 30, 2008 (see agreement #11 in Item 6 hereto, the “June Note”), respectively, owed by the Issuer to STCL II (the April Note and the June Note, collectively, the “NHLD Debt”), as more fully described in Item 5(a) below.  The March Note is convertible into an aggregate of 1,500,000 shares of Common Stock at a purchase price of $2.00 per share, and the June Note is convertible into an aggregate of 1,875,000 shares of Common Stock at a purchase price of $1.60 per share.

COR Securities paid an aggregate consideration of approximately $2,000,000, which consideration consisted of shares of preferred stock and warrants to purchase common stock of COR Securities issued to St. Cloud Capital Partners, L.P. and STCL II, for the above mentioned rights to the Shares, the Preferred Stock, the Warrants, and the NHLD Debt.

COR Equity obtained the funds to purchase 13,608 shares of Common Stock from working capital and capital from its limited partners.

STCL obtained the funds to fund the initial principal amount of the NHLD Debt  from working capital of STCL II and capital called from limited partners.

Item 4.	Purpose of the Transaction

Indication of Interest

            On October 31, 2011, COR Securities submitted to the Issuer an offer letter with binding and non-binding terms to purchase newly-issued convertible preferred stock of the Issuer for $10,000,000.  COR Securities’ proposal set a conversion price for the preferred stock at a significant premium to the market price of the Common Stock, and offered conversion terms, warrant coverage and a warrant strike price consistent with the terms of recent financings of the Issuer in which several members of its current board of directors and/or their affiliates had participated.  The offer also included other terms, including the provision of board seats and certain advisory and commercial relationships with the Issuer.  The Issuer’s board of directors did not timely respond to the offer and allowed it to expire.

            Subsequently, COR Securities entered into discussions with a committee of the board of directors of the Issuer to negotiate the terms of an investment in the Issuer based on the original offer.  In December 2011, after almost two months of further discussions, COR Securities submitted a second offer letter to the Issuer with revised terms, also consistent with those described above. The Issuer’s board of directors again did not timely respond to the offer and allowed it to expire.

            On January 3, 2012 COR Securities submitted a third offer letter with binding and non-binding terms (the “Offer Letter”) to the Board of Directors of the Issuer indicating its interest in purchasing 100,000 newly issued shares of Series AA Convertible Preferred Stock at a price of $100 per share paying a dividend of 12% per year and convertible into Common Stock at $0.55 per share (the “Series AA Preferred”). A copy of the Offer Letter is attached hereto as Exhibit 3.  The Series AA Preferred would be governed by the terms set forth in Exhibit A of the Offer Letter, including proposed dividend, liquidation, conversion, redemption, voting and board representation rights not otherwise described herein. A copy of the offer letter is attached hereto as an exhibit, which should be reviewed for all terms thereof.

            Given the long history of negotiation, the efforts and resources expended by COR Securities to date without result, and the Issuer’s approaching debt maturities, the proposal contained in the Offer Letter is set to expire at 5:00 p.m. Pacific Time on January 10, 2012 if not accepted.

SCHEDULE 13D
CUSIP No. 636375107	Page 19 of 25

The Reporting Persons intend to review their investment in the Issuer from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Issuer, (iii) the Issuer’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert or exercise all or a portion of the warrants and notes referenced herein or increase or decrease the size of their investment in the Issuer and/or make a proposal with respect to a recapitalization of the Issuer or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more of such actions.

Item 5.	Interest in Securities of the Issuer29

The percentages used herein are calculated based upon the 20,446,704 Shares issued and outstanding as of August 11, 2011, as reported on the Issuer’s Report on Form 10-Q, as filed on August 15, 2011 with the Securities and Exchange Commission.

(a)	According to the Issuer, there were 20,446,704 shares of Common Stock outstanding as of August 11, 2011.

1.	COR Securities is the beneficial owner of 8,034,718 shares of common stock of the Issuer, consisting of the following:

●	The 2,004,083 Shares;

●	The Warrants to purchase 2,053,005 shares of Common Stock;

●
The 6,026 shares of Preferred Stock which are convertible into an aggregate of 602,630 shares of Common Stock. The Preferred Stock has no dividend rights, votes on an as-converted basis (less one share) with the Common Stock and has a liquidation preference of $50.00 per share, which is junior in preference only to the holders of the Issuer’s Series A Preferred Stock, to the extent any such shares remain outstanding;

●
3,375,000 shares of Common Stock (which consists of shares of Common Stock issuable pursuant to the terms of the NHLD Debt).  Pursuant to the terms of a Grant of Preemptive Right dated as of December 27, 2011 and filed as Exhibit 2 hereto, STCL II granted to COR Securities a pre-emptive right to purchase the NHLD Debt prior to its maturity (i) any time at a price equal to the face value with accrued interest or (ii) within 15 days of notice at the value of an unsolicited

29   The conversion prices, and consequent amounts of shares and percentages, deemed beneficially owned as set forth herein are to the best knowledge of the reporting persons based on information obtained from the sellers and the Issuer’s public filings. Such prices may be lower and such amounts may be higher, which differences, if any, will be disclosed by amendment as appropriate.

SCHEDULE 13D
CUSIP No. 636375107	Page 20 of 25

offer that STCL II gives COR Securities notice that it intends to accept.   STCL II will not enter into an agreement to restructure the NHLD Debt prior to February 15, 2012.  On or after February 15, 2012, if STCL II intends to enter an agreement to restructure the NHLD Debt, it shall give COR Securities notice thereof, including the material terms, and provide COR Securities 15 days to purchase the NHLD Debt at face value with accrued interest.  Notwithstanding the foregoing, STCL II may, at any time and without notice, enter into an agreement to restructure the NHLD Debt if STCL II determines, in its sole and reasonable discretion, that immediate action, including but not limited to deferral of payment or other changes in terms, is required to preserve the value of the NHLD Debt.

●	COR Securities’ beneficial ownership, as described above, represents 30.23% of the outstanding shares of Common Stock.

2.	COR Equity is the beneficial owner of 13,608 shares of Common Stock, which represents .06% of the outstanding shares of Common Stock.

3.	STCL II is the beneficial owner of 3,375,000 shares of Common Stock (which consists of shares of Common Stock issuable pursuant to the terms of the NHLD Debt).

●
The NHLD Debt  bears interest at 10% per annum payable quarterly in arrears, matures four years from the date of issuance, is initially convertible into 1,500,000 shares of Common Stock (for the April Note) and 1,875,000 shares of Common Stock (for the June Note) and is unsecured. The NHLD Debt may be redeemed at the option of the Issuer at 165% of the principal amount of the note plus accrued and unpaid interest if redeemed between March 31, 2011 and March 31, 2012 (for the April Note) and June 30, 2011 and June 30, 2012 (for the June Note). STCL II may convert the note at any time. In addition, the Issuer may force STCL II to convert the note if the market price and trading volume of the Issuer’s Common Stock reaches certain levels as set forth in the NHLD Debt. The NHLD Debt is automatically prepayable upon the occurrence of a Change of Control (as defined in the NHLD Debt) or at the option of the holder in event of the death of, or termination under certain circumstances of the employment of Mark Goldwasser, the Issuer’s Chairman and Chief Executive Officer.

●	STCL II’s beneficial ownership represents 14.17% of the outstanding shares of Common Stock.

4.
Marshall Geller is the direct owner of 61,050 shares of Common Stock. Such amount includes 6,300 shares held in Mr. Geller’s IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP II, LLC the general partner of STCL II, Mr. Geller may be deemed to own beneficially the 3,375,000 shares of Common Stock issuable pursuant to the terms of the NHLD Debt, which together with Mr. Geller’s shares represents 14.42% of the outstanding shares of Common Stock.

(b)
COR Securities has the power to direct the vote of  8,034,718 shares of Common Stock and the power to direct the disposition of 8,034,718 shares of Common Stock, assuming conversion and exercise of all Issuer securities held by it.  In COR Capital’s

SCHEDULE 13D
CUSIP No. 636375107	Page 21 of 25

capacity as a 34.6% owner of COR Securities, and as the beneficiary of a management agreement with COR Securities and certain shareholders agreements with COR Securities and certain other owners of COR Securities conferring certain governance rights on COR Capital, COR Capital may be deemed to beneficially own the 8,034,718 shares of Common Stock beneficially owned by COR Securities.  As the general partner of COR Equity, COR Capital may be deemed to beneficially own the 13,608 shares of Common Stock owned by COR Equity. As the managing member of COR Capital, Mr. Sugarman may be deemed to beneficially own the 8,034,718 shares of Common Stock beneficially owned by COR Securities and the 13,608 shares of Common Stock owned by COR Equity.

STCL II has the power to direct the vote of 3,375,000 shares of Common Stock and the power to direct the disposition of 3,375,000 shares of Common Stock, assuming conversion and exercise of all Issuer securities held by it. In SCGP II, LLC’s capacity as the general partner of STCL II, SCGP, LLC may be deemed to beneficially own the 3,375,000 shares of Common Stock beneficially owned by STCL II. In Mr. Geller’s capacity as a co-founder and senior manager of SCGP II, LLC, Mr. Geller may be deemed to beneficially own the 3,375,000 shares of Common Stock beneficially owned by STCL II and/or SCGP II, LLC.

Mr. Geller also is the direct beneficial owner of 54,750 shares of Common Stock held in his individual capacity and 6,300 shares of Common Stock held in his IRA.

(c)
Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer’s securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

SCHEDULE 13D
CUSIP No. 636375107	Page 22 of 25

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Shares, including but not limited to transfer or voting of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

(1) Joint filing agreement pursuant to Rule 13(d)-1(k)(1), filed as Exhibit 1 hereto.

(2) Grant of Preemptive Right dated as of December 27, 2011 granted by STCL II to COR Securities, filed as Exhibit 2 hereto.

(3) Offer Letter submitted to the Board of Directors of the Issuer by COR Securities, dated as of January 3, 2012 and filed as Exhibit 3 hereto.

(4) Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.8 to the Issuer’s Current Report on Form 8-K, filed July 14, 2010).

 (5) Certificate of Correction to the Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.9 to the Issuer’s Current Report on Form 8-K, filed July 14, 2010).

 (6) Warrant, dated as of February 22, 2007, issued by the Issuer to investors (incorporated by reference from Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed February 22, 2007).

(7) Warrant, dated as of March 31, 2008, issued by the Issuer to investors (incorporated by reference from Exhibit 4.6 to the Issuer’s Current Report on Form 8-K, filed April 2, 2008).

(8) Warrant, dated as of June 30, 2008, issued by the Issuer to investors (incorporated by reference from Exhibit 4.8 to the Issuer’s Current Report on Form 8-K, filed July 2, 2008).

(9) Warrant, dated July 12, 2010, issued by the Issuer to investors (incorporated by reference from Exhibit 4.9 to the Issuer’s Current Report on Form 8-K, filed July 14, 2010).

 (10) Convertible Senior Subordinated Promissory Note, dated March 31, 2008 issued by the Issuer to St. Cloud Partners II (incorporated by reference from Exhibit 4.7 to the Issuer’s Current Report on Form 8-K, filed April 2, 2008).

(11) Convertible Senior Subordinated Promissory Note, dated June 30, 2008 issued by the Issuer to St. Cloud Partners II (incorporated by reference from Exhibit 4.9 to the Issuer’s Current Report on Form 8-K, filed July 2, 2008).

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of January 3, 2012 among each Reporting Person.

SCHEDULE 13D
CUSIP No. 636375107	Page 23 of 25

Exhibit 2	Grant of Preemptive Right dated as of December 27, 2011granted by STCL II to COR Securities.

Exhibit 3	Letter of Intent submitted to the Board of Directors of the Issuer by COR Securities, dated as of January 3, 2012.

SCHEDULE 13D
CUSIP No. 636375107	Page 24 of 25

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2012
COR SECURITIES HOLDINGS INC.

By:	/s/ Steven Sugarman
Name: Steven Sugarman
Title: Chief Executive Officer

COR CAPITAL LLC

By:	/s/ Steven Sugarman
Name: Steven Sugarman
Title: Managing Member

COR EQUITY INCOME FUND LP

By:	COR CAPITAL LLC, its General Partner

By:	/s/ Steven Sugarman
Name: Steven Sugarman Title: Managing Member

/s/ Steven Sugarman
STEVEN SUGARMAN

SCHEDULE 13D
CUSIP No. 636375107	Page 25 of 25

SIGNATURES (cont’d)

ST. CLOUD CAPITAL PARTNERS II, L.P.

By: By:	SCGP II, LLC, its General Partner
/s/ Marshall Geller
Name: Marshall S. Geller
Title: Managing Member

SCGP II, LLC

By:	/s/ Marshall Geller
Name: Marshall S. Geller
Title: Managing Member

/s/ Marshall Geller
MARSHALL S. GELLER

APPENDIX A

The name, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors and control persons of COR Securities Holdings Inc. is set forth below. The address of each person listed below is: c/o COR Securities Holdings, Inc., 233 Wilshire Boulevard, Suite 830, Santa Monica, CA 90401.

Name	Principal Occupation or Employment, if Other Than with COR Securities Holdings Inc.
Alton Jones, Chairman	N/A
Steven Sugarman, Director and Chief Executive Officer	Managing Member of COR Capital LLC; 233 Wilshire Boulevard, Suite 830, Santa Monica, CA 90401
Carlos Salas, Director and Chief Financial Officer	Executive Vice President, Direct Investments of COR Capital LLC; 233 Wilshire Boulevard, Suite 830, Santa Monica, CA 90401
Christopher L. Frankel, Director	Chief Executive Officer of Legent Clearing LLC; 9300 Underwood Avenue, Suite 400, Omaha, NE 68114
Marshall Geller, Director	Senior Managing Director of St. Cloud Capital Partners, L.P. and affiliated entities; 10866 Wilshire Boulevard, Suite 1450, Los Angeles, CA, 90024
Hugh Dunkerley, Director	Executive Vice President, Capital Markets of COR Capital LLC; 233 Wilshire Boulevard, Suite 830, Santa Monica, CA 90401
Henry Duques, Director	Chairman and Director of Legent Group; 9300 Underwood Avenue, Suite 400, Omaha, NE 68114